UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: January 20, 2023	By:	/s/ Kyle Floyd
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	PRESS RELEASE “VOX ANNOUNCES UPDATED DISCLOSURE DOCUMENTS”
99.2	AMENDED AND RESTATED NI 43 – 101 TECHNICAL REPORT WONMUNNA IRON ORE MINE WESTERN AUSTRALIA, AUSTRALIA
99.3	MANAGEMENT DISCUSSION & ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2021
99.4	MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
99.5	FORM 52-109F2R CERTIFICATION OF REFILED INTERM FILINGS - CEO
99.6	FORM 52-109F2R CERTIFICATION OF REFILED INTERM FILINGS - CFO
99.7	FORM 52-109F1R CERTIFICATION OF REFILED ANNUAL FILINGS - CEO
99.8	FORM 52-109F1R CERTIFICATION OF REFILED ANNUAL FILINGS - CFO
99.9	CONSENT OF QUALIFIED PERSON – MATTHEW RANDALL
99.10	CONSENT OF QUALIFIED PERSON – CHRISTOPHER PICKEN
99.11	CERTIFICATE OF QUALIFIED PERSON – MATTHEW RANDALL
99.12	CERTIFICATE OF QUALIFIED PERSON – CHRISTOPHER PICKEN

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